Filed pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated March 7, 2006 to the Registration Statement No. 333-132227
Dated March 7, 2006

$125,000,000
6.00% SENIOR NOTES DUE 2016
FINAL PRICING TERMS
March 7, 2006

ISSUER:	Equity One, Inc.

GUARANTEES:	Fully and unconditionally guaranteed by the subsidiaries of Equity One, Inc. listed in Annex A to the prospectus supplement.

PAR AMOUNT:	$125,000,000

EXPECTED RATINGS:	Baa3/BBB-

OFFERING FORMAT:	SEC Registered (No. 333-132227)

TRADE DATE:	March 7, 2006

SETTLEMENT DATE:	March 10, 2006 (T+3)

MATURITY DATE:	September 15, 2016

PRICING BENCHMARK:	UST 4.50% due 2/16

UST YIELD:	4.744%

DEALER CONCESSION	40 bps

RE-ALLOWANCE SPREAD:	25 bps

YIELD TO MATURITY:	6.094%

COUPON:	6.00%

PUBLIC OFFERING PRICE (%)	99.277%

GROSS PROCEEDS ($):	$124,096,250

GROSS SPREAD (%):	0.65%

GROSS SPREAD ($):	$812,500

PURCHASE PRICE (%):	98.627%

NET PROCEEDS TO ISSUER:	$123,283,750.00 before expenses

INTEREST PAYMENT DATES:	March 15 and September 15, beginning September 15, 2006

OPTIONAL REDEMPTION:	Make Whole Call @ T+25 bps

CUSIP:	294752 AC 4

ISIN:	US294752AC47

JOINT BOOK-RUNNING MANAGERS:	Banc of America Securities LLC Deutsche Bank Securities Inc. Wachovia Capital Markets, LLC

CO-MANAGERS:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Comerica Securities, Inc. Harris Nesbitt Corp. PNC Capital Markets LLC SunTrust Capital Markets, Inc. Wells Fargo Securities, LLC

Affiliates of each of the underwriters are lenders under the issuer’s unsecured revolving credit facility and, therefore, may receive a share of the net proceeds of the offering, to the extent such proceeds are used to reduce any outstanding borrowings owed to such bank under the issuer’s unsecured revolving credit facility. In addition, Suntrust Capital Markets, Inc. is an affiliate of Sun Trust Bank, which is the trustee under the indenture.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC toll free at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com, Deutsche Bank Securities toll free at 1-800-503-4611 or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.